January 31, 2017

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 304 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The purpose of this filing is to register Class T shares of the Day Hagan Hedged Strategy Fund (the “Fund”). We are requesting via separate correspondence that the Amendment also serve as a template filing for other funds in the fund complex. The Registrant requests selective review of the Amendment because the Amendment is substantially similar to the Registrant’s most recent Registration Statement that relates to the Fund (Post-Effective Amendment 295, filed January 12, 2017) (“Definitive Filing”) and the Registrant’s Registration Statement filed September 30, 2016 (Post-Effective Amendment 277), which was reviewed by the staff (“Initial Filing”). The material changes from the Definitive Filing and the Initial Filing are related to the addition of Class T shares and the intermediary-specific sales charges and waivers applicable to the Class T shares found in Appendix A to the Prospectus and in “Information About Shares”.

If you have any questions, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins

745021.93